Exhibit A

Telefónica Selects Ceragon as a Strategic Global Microwave Partner

Press Release

Telefónica Selects Ceragon as a Strategic Global Microwave Partner

Initial 2012 orders to come from Chile, Panama and Venezuela

Paramus, New Jersey, February 21, 2012 -Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist, today announced that Telefónica has selected Ceragon as one of its global microwave backhaul vendors.  The Telefónica Group, a global Tier-1 telecommunications company and one of the world’s leading integrated operators, offers communication, information and entertainment solutions in 25 countries, servicing more than 295 million subscribers.  Telefónica is initially expected to order systems from Ceragon for Chile, Panama and Venezuela, where the Group services approximately 25 million subscribers.

“Ceragon solutions offer a good fit for our microwave backhaul needs.  Their solutions provide more capacity and a high ROI – interesting functionalities as we continue to roll-out higher speed, higher capacity 4G/LTE mobile networks,” explained Cayetano Carbajo, Technology Director at the Telefónica Group.  “Ceragon’s experience and expertise in bringing high-quality networks into service quickly, with a minimum time-to-revenue, was also a key reason we chose the company as a preferred global vendor.”

“As the rollout of higher capacity networks intensifies worldwide, global operators such as Telefónica must be able to service new subscribers quickly and efficiently,” said Ira Palti, Ceragon’s President and CEO.  “As the premier wireless backhaul specialist, Ceragon is committed to finding solutions that meet our customers’ extreme capacity challenges. The breadth of our company’s portfolio of high-capacity microwave solutions, combined with our proven execution and reliability in large deployments, makes Ceragon a natural partner for Tier-1 operators such as Telefónica.”

The Ceragon solutions selected by Telefónica are based on the field-proven, carrier-grade FibeAir IP-10 family – an unrivaled wireless transport solution optimized for all-IP mobile internet and broadband services.  FibeAir IP-10 is a leading wireless microwave solution that integrates advanced networking functionality with innovative high-capacity radio technology, enabling up to 1 Gbps per channel.  The solution enables simplified network provisioning and monitoring while reducing the operator’s total cost of ownership (TCO), thereby enabling it to meet today’s stringent service level agreements (SLAs).

Telefónica Selects Ceragon as a Strategic Global Microwave Partner

About the Telefónica Group

Telefónica is one of the largest telecommunications companies in the world in terms of market capitalization. Its activities are centered mainly on the fixed and mobile telecommunications businesses with broadband as the key tool for the development of both. The company has a customer base of more than 300 million customers around the world. Telefónica has a strong presence in Europe and Latin America, where the company focuses an important part of its growth strategy. Telefónica is a 100% listed company, with more than 1.5 million direct shareholders. Its shares are traded on the London, New York, Lima, Buenos Aires, Madrid and São Paulo stock exchanges. Telefónica Multinational Solutions delivers integrated Fixed, Mobile and IT services to some of the world’s top Multinationals. More information about Telefónica Multinational Solutions is available at: www.multinationalsolutions.telefonica.com. Telefonica International Wholesale Services provides global telecommunication services for fixed and mobile carriers, ISPs and content providers. Its integrated and competitive portfolio includes international voice, IP, capacity, satellite services, international services for corporations, mobility services and platform services. More information about Telefonica International Wholesale Services is available at: www.carrierservices.telefonica.com/en/index.html

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and 4G/LTE voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Telefónica Selects Ceragon as a Strategic Global Microwave Partner

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

Join the discussion

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .